EXHIBIT 99

FPL GROUP, INC.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

MAY 2009

Dear Shareholder:

FPL Group, Inc. is pleased to announce the availability of our Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”), which amends and restates our existing Dividend Reinvestment and Common Share Purchase Plan effective June 16, 2009. The Plan provides a convenient way to purchase shares of FPL Group common stock. Under the Plan, shareholders have the ability to reinvest their FPL Group cash dividends. In addition, both existing and first-time shareholders have the opportunity to purchase and sell shares of FPL Group common stock directly through Computershare Trust Company, N.A. (“Computershare”), the Plan Administrator.

The Plan contains an array of features that will provide you with the ability to:

•	Automatically reinvest cash dividends on some or all of your shares in additional shares of FPL Group common stock.

•	Purchase additional shares of FPL Group common stock by making optional investments as low as $100 and up to $25,000 per month via check or monthly deductions from your U.S. bank account.

•	Make optional cash investments in excess of $25,000 per month, if FPL Group grants a request for waiver of the $25,000 monthly investment limit.

•	Enroll, access account records, and purchase and sell shares of FPL Group common stock online.

As a participant in FPL Group’s existing Dividend Reinvestment and Common Share Purchase Plan, you will be automatically enrolled in the Plan.

Participation in the Plan is entirely voluntary. If you wish to discontinue your participation, you may do so at any time by giving notice to Computershare as specified in the enclosed Plan prospectus.

There are certain transaction fees associated with purchases and sales under the Plan. The enclosed Plan prospectus summarizes the Plan’s fees, terms and conditions, and other features. Please read the prospectus carefully and keep it for future reference.

We at FPL Group value our shareholders, and hope that you will find the Plan to be an attractive means for increasing your investment in our company. If you have questions or need additional information, please contact Computershare at 1-888-218-4392 toll-free from the United States and Canada and 1-312-360-5115 from outside the United States and Canada.

Sincerely,

Armando Pimentel, Jr.

Executive Vice President, Finance and

  Chief Financial Officer